Exhibit 11

CELSION CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended March 31,
	2006	2005
Net loss attributable to common stockholders	$(1,783,555)	$(2,203,365)
Net (loss) income per common share*	$(0.17)	$(0.21)

Weighted average shares outstanding (1)	10,732,411	10,720,101

*	Common stock equivalents have been excluded from the calculation of net loss per share as their inclusion would be anti-dilutive.
(1)	Adjusted to reflect the 15:1 reverse stock split of February 27, 2006

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